EXHIBIT 99.1

Himax Technologies, Inc. Declares Cash Dividend for the FY2011 Year

6.30 Cents Per ADS Payable on July 25, 2012

TAINAN, Taiwan, June 11, 2012 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or "Company") (Nasdaq:HIMX), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today declared a cash dividend of 6.30 cents per ADS, or 3.15 cents per ordinary share, for the year of 2011.

The cash dividend is expected to be paid on July 25, 2012 to shareholders of record as of July 13, 2012. The ADS book will be closed for issuance and cancellation from July 6, 2012 to July 13, 2012. Himax's 2012 dividend is based on its performance for FY2011. Typically, Himax pays out its yearly dividend at approximately the middle of its current calendar year based on the Company's previous year's financial performance.

"Since our IPO in 2006, we have remained committed to a dividend policy," began Mr. Jordan Wu, President and Chief Executive Officer of Himax Technologies, Inc. "The Himax dividend is based on our prior year's profitability. The payout ratio and yield of our dividend is compared to those of other dividend paying companies in our sector. We believe this year's dividend payout demonstrates our strong confidence in the positive business outlook and profitability in 2012."

About Himax Technologies,Inc.

Himax Technologies, Inc. (Nasdaq:HIMX) is a fabless semiconductor solution provider dedicated to display imagine processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mount displays, LED driver ICs, power management ICs, and chipsets for TVs and monitors. The company also offers digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs 1,400 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. With more than 1,300 patents in three continents on its technologies, Himax has retained its position as the leading display image processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory; the uncertainty of success in our Taiwan listing plan which is still under review by Taiwan regulatory authorities and subject to change due to, among other things, changes in either Taiwan or U.S. authorities' policies and Taiwan regulatory authorities' acceptance of the Company's Taiwan listing application and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2011 filed with the SEC, as may be amended

CONTACT: COMPANY
         Himax Technologies, Inc.
         Jackie Chang, CFO
         Himax Technologies, Inc.
         Tel:  886-2-2370-3999 Ext.22300
         Fax: 886-2-2314-0877
         Email: jackie_chang@himax.com.tw
         www.himax.com.tw.

         Penny Lin, Investor Relations
         Himax Technologies, Inc.
         Tel:  886-2-2370-3999 Ext.22320
         Fax: 886-2-2314-0877
         Email: penny_lin@himax.com.tw
         www.himax.com.tw

         INVESTOR RELATIONS
         MZ North America
         John Mattio, SVP
         Tel: +1-212-301-7130
         Email: john.mattio@mzgroup.us
         www.mz-ir.com